Exhibit 23.1
Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-279570 and 333-287568) of our report dated February 26, 2025, except for the effects of the restatement disclosed in Note 3, as to which the date is March 2, 2026, relating to the consolidated financial statements of Core Scientific Inc. (the “Company”) as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, and our report dated February 26, 2025, except for the effect of the material weakness described in the third paragraph of that report, as to which the date is March 2, 2026, relating to the effectiveness of internal control over financial reporting of the Company as of December 31, 2024, appearing in this Annual Report on Form 10-K.

/s/ Marcum LLP

Marcum LLP
Costa Mesa, CA
March 2, 2026